Mail Stop 3561

January 26, 2010

Xianping Wang
President
Xinhua China Ltd.
B-26F, Oriental Kenzo Dongcheng District
Beijing 100027
People's Republic of China

      Re: Xinhua China Ltd.
            Preliminary Proxy Statement on Schedule 14A
            Filed December 29, 2009
            Form 10-KSB for the year ended June 30, 2008
            Filed October 14, 2008
            Form 10-K/A for the year ended June 30, 2008
            Filed October 13, 2009
            Form 10-K for the year ended June 30, 2009
            Filed October 13, 2009
            File No. 0-33195

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. Throughout your proxy statement you refer to your "executive officers and directors" as if to suggest that more than one person serves in these capacities. Please revise your disclosure to clearly indicate that you have a sole officer and director. As examples only, under "Business Experience" you indicate that you have provided "the education and business of *each* director, executive officer and key employee" and that "Mr. Wang has been *one of [y]our directors*" (emphasis added).

2. On pages one and 11 you indicate that there were 499,911,400 shares outstanding on the record date. On page six you indicate that there are 490,311,400 shares outstanding. Please reconcile or advise.

Executive Compensation, page 3

3. Please revise your introductory paragraph to indicate that you have provided the compensation paid to your executive officers during fiscal years ending in June 30, 2009, 2008 and 2007, as opposed to December 31, 2008, 2007 and 2006. Please make similar changes in the header that appears before your Stock Options/SARs grants table.

4. Please revise your disclosure to comply with Regulation S-K Item 402(l)-(r). In this regard, it does not appear that your tables have been updated to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure. Refer to Securities Act Releases 8732A and 8765.

5. Your summary compensation table refers to securities underlying options that have been issued to Mr. Wu. Please provide the disclosure required pursuant to Item 402(n)(2)(vi) of Regulation S-K. Please also revise the Outstanding Equity Awards at Fiscal Year-End table to reflect these options or tell us why you believe that is not necessary.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 5

6. We note from your Form 10-K for the fiscal year ended June 30, 2009 that Mr. Wang or his assignee converted a portion of the debt you owed to him into 125,000,000 shares of common stock. However, your beneficial ownership table does not reflect this. Please revise the table accordingly or advise. Please include in the table all greater than 5% shareholders, including the holder of the 125,000,000 shares, if not Mr. Wang, as well as Cornell Capital Partners and

Highgate House Funds, Ltd., considering your disclosure elsewhere which indicates that they hold in excess of 5% of your outstanding common stock. Please also tell us why you did not file a Form 8-K reporting this transaction, and why none of these holders have filed a Schedule 13D or 13G.

Change of control, page 6

7. It appears that the shares issuable pursuant to the Forbearance and Settlement Agreement discussed on page 8 have caused a change in control. Please revise or advise.

Certain Relationships and Related Transactions and Director Independence, page 6

8. You indicate here that the aggregate amount owed to Mr. Wang up to June 30, 2009 is $5,945,061. Please clarify your disclosure to indicate whether this entire amount is subject to a loan and provide the terms of the loan, pursuant to Item 404(a)(5) of Regulation S-K. In this regard, we note that your Form 10-K for the period ended June 30, 2009 indicates that you entered into a settlement agreement with Mr. Wang as of July 13, 2009 with respect to $3,436,444 of the amount due. Please discuss the terms of the settlement agreement.

9. You also indicate that a portion of this loan was converted into 125,000,000 shares of common stock, held by Mr. Wang's assignee. Please indicate how much of the debt was assigned and whether the conversion of $12,500 of the loan was independent of the settlement agreement mentioned above.

Proposal No. 2 – Approval of Amendment…, page 8

Reasons for Proposal, page 8

10. Please augment your disclosure to indicate that increasing the amount of authorized shares could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed increase may have on current shareholders. Refer to SEC Release 34-15230.

11. We note that one of the reasons for the increase in the authorized number of shares of common stock is that it may be "necessary in order to have sufficient shares to issue upon conversion of notes, exercise of warrants and options." Please also confirm that you have no plans to Therefore, it appears that you are deemed to be taking action with respect to the authorization and issuance of securities. See Note A to Schedule 14A. Please provide additional disclosure as required by Item 11 of Schedule 14A.

Forbearance and Settlement Agreement, page 8

12. Your discussion of the terms and status of compliance with the Forbearance and
    Settlement Agreement is unclear. Please revise to discuss the following:

    - Disclose whether the convertible notes have been fully repaid and, if not,
      disclose the amount(s) that remains outstanding;

    - Disclose whether any amounts outstanding are expected to be repaid in
      cash or shares of common stock and the applicable rate of conversion;

    - If the notes will be repaid in the form of shares of your common stock,
      please quantify the number of shares that would be required to be issued to
      satisfy the amounts outstanding, so that shareholders can appreciate why
      you need to increase the authorized shares available for issuance; and

    - Considering it appears that you have not adhered to the repayment terms
      of the Forbearance & Settlement Agreement, please also disclose the
      current payment schedule of the notes, if any, and whether the holders of
      the convertible notes have agreed to forgo the modified repayment terms.

13. The amended and restated securities purchase agreement dated March 23, 2006
    includes a provision that the aggregate maximum number of shares of common
    stock that the convertible debenture may be converted into is 10,000,000 shares.
    Please explain this provision in light of the large number of shares that Cornell
    and Highgate have converted, as indicated on page nine. If you have opted to
    increase the maximum conversion, pursuant to Section 6(c) of the agreement,
    please disclose this.

14. We also note that the amended and restated securities purchase agreement
    requires that the note holders may not own in excess of 4.99% of the outstanding
    shares of common stock. If the Buyer has opted to exceed this ownership amount,
    please disclose this.

15. Considering the terms of the Forbearance and Settlement Agreement contemplate
    the need for an available exemption from registration before issuance of shares in
    satisfaction of the conversion of the convertible notes, please tell us what
    exemption you have relied upon for the shares issued to date and the facts that
    made that exemption available.

16. Please provide us, with a view toward disclosure, with a tabular disclosure of the
    dollar amount of each payment, including the value of any payments to be made
    in common stock, in connection with the transaction that you have made or may
    be required to make to the investors that participated in the November 2005 and

March 2006 private placements of convertible debentures and any affiliates thereof, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total payments to the investors and any of their affiliates in the first year following the sale of convertible debentures.

17. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit the holders of the convertible notes have realized or could realize as a result of the conversion for the common stock underlying the convertible notes, presented in a table with the following information disclosed separately:

    - the market price per share of the common stock underlying the convertible notes on the date of the sale of the convertible notes;

    - the conversion price per share of the underlying common stock on the date of the sale of the convertible notes, calculated as follows:

        o if a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

        o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible security and determine the conversion price per share as of that date;

    - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the terms of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the holders of the convertible notes may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the holders of the convertible notes may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are terms of the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if a conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

18. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the investors or any affiliates thereof, presented in a table with the following information disclosed separately:

  o market price per share of the underlying securities on the date of the sale of that other security; and

  o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities, assuming complete conversion/exercise;

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

19. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment sixteen;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are disclosed in response to comment seventeen and comment eighteen.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible notes divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the respective terms of the convertible notes.

Form 10-KSB for the year ended June 30, 2008; Form 10-K/A for the year ended June 30, 2008; Form 10-K for the year ended June 30, 2009

20. We note that you have not responded to our November 3, 2009 letter. Please respond to the letter or advise. We will not clear comments on this proxy statement until the comments are cleared on your periodic reports.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Diane Dalmy, Esq.
    Via facsimile to (303) 988-6954